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                           PARK CAPITAL SECURITIES LLC
                         216 EAST 45TH STREET, 7TH FLOOR
                            NEW YORK, NEW YORK 10016
                                  212 244 1555


                                                            January 31, 2003


Board of Directors
9278 Communications, Inc.
1942 Williamsbridge Road
Bronx, New York 10461

Members of the Board of Directors:

         We understand that 9278 Communications, Inc. (the "Company"), has entered into an Agreement and Plan of Merger dated as of January , 2003 (the "Agreement"), providing for, among other things, the acquisition by NTSE Holding Corp., (the "Purchaser") a Delaware corporation wholly-owned by Sajid Kapadia ("Kapadia") of all of the outstanding common shares of the the Company not presently owned by Kapadia or members of his family (the "Merger"). Pursuant to the Agreement as of the date of effectiveness of the Merger, each share of the Company's common stock, will be purchased by the Purchaser at a price of $0.10 per share to be paid in cash to holders of such shares. The specific terms and conditions of the Merger are set forth in detail in the Agreement.

         You have requested our opinion, as a financial advisor, with respect to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company in the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.

         In arriving at our opinion, we have reviewed and analyzed:

               1)   the Agreement and the terms of the Merger;

               2) publicly available information concerning the Company which we deemed to be relevant to our inquiry and analysis; including the company's Annual Report for 2001, Securities and Exchange Commission 10 Q-SB Reports for the periods ended March 31, 2002, June 30,2002 and September 30, 2002, press releases, proxy statements, and internally prepared financial projections of the Company for the fiscal year end December 31,2004.



                               Member of the NASD

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               3)   financial and operating information with respect to the
                    business, operations and prospects of the Company furnished to us by management, and held discussions with various members of the Boards of Directors and senior management of the Company concerning the historical and current operations, financial conditions, and future prospects of the Company ;

               4) the prices and trading histories of the common stock of the Company;

               5) an analysis of the historical financial results and present financial condition of the Company

               6) such other financial studies, analyses, investigations and other factors as we deemed appropriate or necessary for the purpose of rendering the opinion as expressed herein.

         We have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or discussed with us by the Company or other-wise used by us in arriving at our opinion without independent verification and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading with respect to the financial forecasts (including on a pro forma basis) of the Company. Upon advice of the Company , we have assumed that such forecasts have been reasonably prepared reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company (including on a pro forma basis), and that the Company reasonably expect to perform in accordance with such forecasts. In arriving at our opinion, we have not conducted physical inspections of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Additionally, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other considerations as they exist on, and can be evaluated as of, the date of this letter. We have acted as financial advisor to the Company and will receive a fee for our services in the rendering of this opinion whether or not a transaction occurs. We have not previously performed investment banking services for the Company, and to the best of our knowkedge we have not executed brokerage transactions in the securities of the Company and do not maintain a long or short position in such securities.

         This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our prior approval. The Company may include the Opinion and a description thereof in any document required to be filed with the Securities and Exchange Commission and distributed to the Company's stockholders in connection with the Merger and may refer to Park Capital Securities LLC in such document, provided that any such description and references have been submitted to and are reasonably acceptable to Park Capital Securities LLC. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether to vote for the Merger or to accept the consideration offered to such stockholder in connection with the Merger.

         Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the Company's stockholders in the Merger is fair, from a financial point of view, to such stockholders.

                                           Very truly yours,

                                           Park Capital Securities LLC


Member: National Association of Securities Dealers (NASD)

                           PARK CAPITAL SECURITIES LLC
                         216 EAST 45TH STREET, 7TH FLOOR
                            NEW YORK, NEW YORK 10016
                                  212 244 1555




JANUARY 30, 2003




OPINION OF FINANCIAL ADVISOR

         Park Capital Securities LLC has served as a financial advisor to 9278 Communications, Inc. (hereinafter referred to as the "Company") in connection with the transaction contemplated by the Merger Agreement and has been asked to render its opinion as to the fairness, from a financial point of view, to the Company's stockholders of the Consideration to be received by such stockholders in the Merger.

         On January 31 , 2003, in connection with the evaluation of the Merger Agreement by the Board of Directors of the Company, Park Capital Securities LLC made a presentation to the Board with respect to the Merger Consideration and rendered its opinion (confirmed in a written opinion dated the date of this Joint Proxy Statement/Prospectus) that, as of the date of each such opinion, and subject to assumptions, factors, and limitations set forth in such opinion as described below, the Merger Consideration to be received by the the Company's stockholders in the Merger is fair, from a financial point of view, to the stockholders of the Company.

         No limitations were imposed by the Company on the scope of Park Capital Securities LLC's investigation or the procedures to be followed by Park Capital Securities LLC in rendering its opinion. Park Capital Securities LLC's opinion is directed to the Board of Directors and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the Company Meeting. Park Capital Securities LLC was not requested to opine as to, and does not address, the Company's underlying business decision to proceed with or effect the Merger.

         In arriving at its opinion, Park Capital Securities LLC reviewed and analyzed (i) the Merger Agreement; (ii) publicly available information concerning the Company that Park Capital Securities LLC believed to be relevant to its inquiry; (iii) financial and operating information with respect to the business, operations and prospects of the Company furnished to Park Capital Securities LLC by the management of the Company, and discussions held with various members of the senior management of the Company concerning the historical and current operations, financial conditions, and future prospects of the Company (iv) the prices and trading history of the common



Member: National Association of Securities Dealers (NASD)


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stock of the Company (v) an analysis of the historical financial results and present financial condition of the Company; and (vi) such other financial studies, analyses, investigations and other factors as Park Capital Securities LLC deemed relevant or appropriate.

         In connection with its review, Park Capital Securities LLC assumed and relied upon the accuracy and completeness of the financial and other information provided to it or discussed with it by the Company or otherwise used by it in arriving at its opinion, without independent verification. Paprk Capital Securities LLC further relied upon the assurances of the management of the Company that such management was not aware of any facts that would make such information inaccurate or misleading with respect to the financial plan of the Company. With respect to the financial plan provided to Park Capital Securities LLC by the Company, Park Capital Securities LLC assumed that such plan was reasonably prepared and reflects the best currently available estimates and judgment of the management of the Company. In arriving at its opinion, Park Capital Securities LLC did not conduct physical inspections of the properties, or inventories of the facilities of the Company with the goal of arriving at a valuation of the Company. Park Capital Securities LLC's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date hereof.

         In connection with its presentation to the Company's Board of Directors advising the Board of its opinion on January 30 , 2003, Park Capital Securities LLC performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Park Capital Securities LLC has used several methods to arrive at a fair value for the Company's common stock, with each method requiring different assumptions and calculations and, therefore resulting in different values. Furthermore, in arriving at its fairness opinion, Park Capital Securities LLC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor, Accordingly, Park Capital Securities LLC believes that its analysis must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all the analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Park Capital Securities LLC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of the businesses do not purport to be appraisals or to reflect prices at which businesses may actuallv be sold.

         PURCHASE PRICE ANALYSIS. The proposed Merger was proposed to the Board of Directors of the Company on October 30, 2002. On that date, the Company's shares traded on the Nasdaq OTC Bulletin Board at a closing price of $0.55 per share of common stock. Subsequent to the offer being proposed, the shares have traded at various prices with a low closing price of $0.02 and a high closing price of $ 0.08 on November 4, 2002. Based on these pre-announcement closing prices, the aggregate high and low market capitalilzation for the equity of the company as represented by 23,932,912 outstanding shares was $478,658 at the low end and $1,675,303 at the higher end in November of 2002. The current offer from NTSE Holding Corp. of $0.10 per share in cash values the company's common stock equity at $2,393,291 which represents a premium of 42.8% over the highest publicly-traded valuation of the company's stock since the date of the offer as represented by the $0.07 per share price of November 4, 2002 and a premium of 400% over the current share price as traded on the Nasdaq Pink Sheet Quotation System.

         Additionally, the average daily trading volume of the company's shares as recorded by the Nasdaq system has dropped precipitously over the last several months with a range of daily trading volume of as low as 100 shares per day to a high 167,700 shares per day. These trading volumes represent a limited aggregate level of financial liquidity to current or prospective shareholders ranging from $200.00 to $11,000 per day or less than 2% of the maximum aggregate market capitalization achieved during the period covered since the submission of the proposed


Member: National Association of Securities Dealers (NASD)

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offer to merge on October 30, 2002. The proposed offer to merge as submitted by
NTSE Holding Corp. will provide the current shareholders with the opportunity to receive immediate cash in exchange for their shres in an aggregeate amount of 5 times as much as the current market will provide. At present, with the shares trading at such light volumes and at such a low price,any significant attempt by the present shareholders to achieve cash liquidity for their shares could cause a further decline in the current share price. As an exampleof the lack of liquidity, during the 51 day trading period from October 31, 2002 through January 10, 2003, 918,500 shares traded representing an average of only 18,009 shares per trading day. At prices of as low as $0.02 per share to as high as $0.08 per share, the financial liquidity of the stock was $1,440.00 on average or .3% of the total current market capitalization.

         EBITDA MULTIPLE APPROACH. A rough "rule of thumb" valuation technique frequently employed is to simply apply a multiple to the latest twelve months EBITDA. The company has not yet issued its most recent quarter financial results for the period ended 12/31/02. Therefore, Park Capital Securities LLC simply used the nine months ended 9/30/02 and adjusted them to an annual rateof operations for the 12 month period ended 12/31/02. However, the company recorded significant losses for the period covered and such an approach rendered a meaningless comparative result.

         DISCOUNTED CASH FLOW. Park Capital Securities LLC calculated the future potential earnings of 9278 Communications, Inc. for the years 2003, 2004 and 2005, using the company's projections for fiscal year 2003 and certain assumptions for growth in revenue, the rate of return an investor would expect for taking the risk of owning the company's securities during that period (discount rate), and the potential net profit margin. Park Capital Securities LLC then placed a terminal value on the projected 2005 free cash flow to be generated by multiplying free cash flow by a multiple of 3.3X . This terminal value was then discounted to the present by using a discount rate of 30% as the weighted average cost of capital using a capital asset pricing model, which takes into account the Beta values of similar publicly traded companies, the current return on the S&P 500 and the current return on long-term, risk-free treasury securities. Using this method, Park Capital Securities LLC determined the present value of 2005 terminal value and the accumulated free cash flow values for the years 2003, 2004 and 2005 to be as high as $1.8 million or $0.07 per share. Howeever, it should be noted that the method used to estimate this present value assumed that the company could reverse its most recent operating history and bexome cash flow positive for the years 2004 and 2005. There can be no assurances that such results can be realized. The company's recent results have resulted in accumulated losses and cash flow deficits.

         ADJUSTED BOOK VALUE. As part of its analysis and to attempt to determine the fair market value of 9278 Communications, Inc.'s total capitalization, Park Capital Securities LLC reviewed the value to a potential buyer of the assets and liabilities in comparison to their book values. The results of an "adjusted book value analysis" indicated a fair market value of approximately negative ($5,600,000) as of 12/31/2002 and a potential negative net worth in excess of ($7,000,000) based upon the company's projections for the year ending 2003 resulting from the accumulated earnings deficit and the charge back of unamortized goodwill. Therefore, the cash consideration to be received by the shareholders of 9278 Communications, Inc. from the proposed merger transaction of $2.3 million dollars is significantly in excess of the value to be derived under this approach.

         Park Capital Securities LLC is a private, regional independent investment banking firm founded in 1999 and located in New York, New York. The firm is a member of the National Association of Securities Dealers. As part of its business activities, the firm provides investment banking services, including the evaluation of businesses and their securities in connection with mergers and acquisitions, underwritings, competitive bids, initial and secondary distributions of listed and unlisted securities, private placements of both debt and equity securities and valuations for corporate and other purposes. The Board of Directors of 9278 Communication, Inc. selected Park Capital Securities LLC because of its expertise, reputation and familiarity with similar type transactions.


Member: National Association of Securities Dealers (NASD)

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         Pursuant to a letter agreement dated December 10, 2002, 9278
Communications, Inc. has agreed to pay Park Capital Securities LLC (i) a fee of thirty thousand ($30,000.00) dollars upon delivery of a fairness opinion ( the "Opinion Fee") which fee will be paid whether or not a transaction occurs.



                                      RESPECTFUFLY SUBMITTED,

                                   PARK CAPITAL SECURITIES LLC

















Member: National Association of Securities Dealers (NASD)

BOOK VALUE ANALYSIS

(in millions, except per share amounts)

                                                                       PROJECTED
                           12/31/2001     6/30/2002     9/30/2002     12/31/2003

TOTAL ASSETS                   $37.90        $38.10        $39.30            $55

ADJUSTED FOR GOODWILL         ($3.60)       ($3.60)       ($3.60)        ($3.60)

NET ASSETS                     $31.30        $34.50        $35.70         $51.40

LIABILITIES                    $35.80           $38        $41.40         $62.30

SHAREHOLDER EQUITY            ($4.50)       ($3.50)       ($5.70)       ($10.90)

PER SHARE                     ($0.19)       ($0.15)       ($0.24)        ($0.46)

















Member: National Association of Securities Dealers (NASD)




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RANGE OF VALUES




METHOD                               VALUATION          PER SHARE PRICE

CURRENT MARKET                        $478,658               $0.02

PROPOSED OFFER                       $2,393,291              $0.10

ADJUSTED BOOK VALUE                 ($7,000,000)              N/A

EBITDA MULTIPLE                       NEGATIVE                N/A

DISCOUNTED CASH FLOW                 $1,800,000              $0.07




















Member: National Association of Securities Dealers (NASD)